

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2019

Joanne Zuo
Chief Financial Officer
Four Seasons Education (Cayman) Inc.
5th Floor, Building C Jin'an 610
No. 610 Hengfeng Road, Jing'an District
Shanghai 200070
People's Republic of China

Re: Four Seasons Education (Cayman) Inc.
Form 20-F for the Fiscal Year Ended February 28, 2018
Filed June 27, 2018
File No. 001-38264

Dear Ms. Zuo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications